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Writer's Direct Number                                  Writer's E-mail Address
(212) 756-2149                                          pamela.poland@srz.com


                                  June 24, 2008
VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505
Attn: Christian T. Sandoe

       Re:  BNY/Ivy Multi-Strategy Hedge Fund LLC
            Post-Effective Amendment No. 5 to Registration Statement on Form N-2 (FILE NOS. 333-125447 AND 811-21247)

          On behalf of BNY/Ivy Multi-Strategy Hedge Fund LLC (the "Fund"), transmitted for filing with the Securities and Exchange Commission (the "Commission") is Post-Effective Amendment No. 5 to the Fund's Registration Statement on Form N-2 (the "Registration Statement"). Post-Effective Amendment No. 5 is being filed to update certain financial and other information contained in the Fund's Registration Statement.

          We respectfully request expedited review of the Registration Statement by the staff of the Commission so as to allow the effectiveness of the Registration Statement on or about July 21, 2008.

          If you  have  any  questions  or  comments,  please  call me at  (212)
756-2149.

                                                  Very truly yours,

                                                  /s/ Pamela Poland, Esq.
                                                  -----------------------------
                                                  Pamela Poland, Esq.

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